                       [THE VANGUARD GROUP LETTERHEAD]


December 28, 1995



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:      Vanguard Whitehall Funds, Inc. (the "Registrant")
         File Nos. 33-64845
                   811-7443

Gentlemen:

The Registrant hereby amends its registration statement filed on Form N1-A on December 8, 1995, on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section (8), may determine.

If you have any questions concerning this request, please call me at (215) 669-6290.

Thank you.

Sincerely,

/s/ CURTIS R. HILLIARD
--------------------------
Curtis R. Hilliard
Principal
and Associate Counsel